ALLIED GOLD LIMITED

27 September 2006

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**ZIJIN MINING GROUP CO. LTD – ANNOUNCEMENT ON HONG KONG STOCK EXCHANGE**

Please find following an announcement made on the Hong Kong Stock Exchange by Zijin Mining Group CO. Ltd in respect to the Memorandum of Understanding with Allied Gold Limited as previously announced.

For further information regarding this announcement, please contact Mark Caruso on +618 9353 3638.

Yours faithfully

Mark Caruso
Executive Chairman

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

# Zijin Mining Group Co., Ltd.*
# 紫金礦業集團股份有限公司

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2899)**

## SUBSCRIPTION OF SHARES IN ALLIED GOLD LIMITED

The Board is pleased to announce that the Company entered into a MOU with Allied Gold, a company incorporated in Australia and listed on Australian Stock Exchange Limited and London's Alternative Investment Market.

Pursuant to the MOU (as amended from time to time), the Company has, subject to certain conditions, agreed to subscribe for 30,213,471 fully paid ordinary shares, representing 10% of the fully diluted issued capital of Allied Gold at an issue price of not less than AUD$0.60 per share or at such higher price as agreed by the parties.

As requested by Australian Stock Exchange Limited, Allied Gold has published an announcement on 26 September 2006 disclosing that it is the Company which has entered into the MOU with Allied Gold. This announcement is made pursuant to Rule 13.09 of the Listing Rules.

**This announcement is made pursuant to Rule 13.09 of the Listing Rules.**

**MEMORANDUM OF UNDERSTANDING**

Date: 11 September 2006

Parties:

1. The Company is principally engaged in the exploration, mining, production, refining and sale of gold and other mineral resources in the PRC.

2. Allied Gold is an Australian incorporated resource company whose shares are quoted on Australian Stock Exchange Limited and London's Alternative Investment Market. Its assets are located in the Eastern Papua New Guinea Tabar islands.

   To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Allied Gold and their ultimate substantial beneficial owners are third parties independent of the Company and connected persons of the Company and are not connected persons (as defined by the Listing Rules) of the Company.

## DETAILS OF THE PROPOSED TRANSACTION

### General

The Board is pleased to announce that the Company entered into a MOU with Allied Gold, a company incorporated in Australia and listed on Australian Stock Exchange Limited and London's Alternative Investment Market.

Pursuant to the MOU (as amended from time to time), the Company has, subject to certain conditions, agreed to subscribe for 30,213,471 fully paid ordinary shares, representing 10% of the fully diluted issued capital of Allied Gold at an issue price of not less than AUD$0.60 per share or at such higher price as agreed by the parties.

### Consideration

The consideration per share of Allied Gold shall be not less than AUD$0.60 per share or such higher price as agreed by the parties. Such consideration was arrived at after arm's length negotiations between the parties and on normal commercial terms. The closing prices of the shares of Allied Gold on 11 September 2006 and 25 September 2006 were respectively AUD$0.47 and AUD$0.40.

### Condition

The subscription of shares by the Company and determination of the final issue price is subject to a 45-day due diligence period (or such longer period as may be agreed) and the receipt of shareholders' approval of Allied Gold.

In addition, any investment the Company may make pursuant to the MOU may be subject to the approvals of the relevant PRC authorities.

### Future Co-operation

Allied Gold and the Company have also agreed to consider ways of future co-operation which include (without limitation) working towards the establishment of a 50/50 joint venture company for future mining and resource based acquisition, development and investment opportunities. Under the proposed joint venture which is subject to formal agreement, the Company will be entitled to management and operational control.

## REASONS FOR THE PROPOSED TRANSACTION

The Company is principally engaged in the exploration, mining, production, refining and sale of gold and other mineral resources in the PRC. As a result of the transaction, the Company has an opportunity to participate in mining overseas. Therefore, the Directors of the Company consider that the transaction and the terms of the agreement are in ordinary course of business and on normal commercial terms and fair and reasonable and in the interest of the Company and its shareholders as a whole.

## GENERAL

As requested by Australian Stock Exchange Limited, Allied Gold has published an announcement on 26 September 2006 disclosing that it is the Company which has entered into the MOU with Allied Gold. This announcement is made pursuant to Rule 13.09 of the Listing Rules.

## DEFINITIONS

In this announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:

| | |
|---|---|
| "Allied Gold" | Allied Gold Limited, a company incorporated in Australia and listed on Australian Stock Exchange Limited and London's Alternative Investment Market |
| "AUD" | Australian dollars, the lawful currency of Australia |
| "Board" | the board of Directors |
| "Company" | (紫金礦業集團股份有限公司) Zijin Mining Group Co., Ltd.*, a joint stock limited company incorporated in the PRC with limited liability |
| "Director(s)" | the director(s) of the Company |
| "Group" | the Company and its subsidiaries |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange |
| "MOU" | memorandum of understanding dated 11 September 2006 (as amended from time to time) |
| "PRC" | The People's Republic of China, but for the purpose of this announcement, excludes Hong Kong, Macau SAR and Taiwan |
| "%" | per cent |

As at the date of this announcement, the Board of Directors of the Company comprises Messrs. Chen Jinghe (Chairman), Liu Xiaochu, Luo Yingnan, Lan Fusheng, Huang Xiaodong, and Zou Laichang as executive directors, Mr. Ke Xiping as non-executive director, and Messrs. Chen Yuchuan, Su Congfu, Lin Yongjing, and Loong Ping Kwan as independent non-executive directors.

By Order of the Board of Directors
**Zijin Mining Group Co., Ltd.***
**Chen Jinghe**
*Chairman*

[26 September 2006] Fujian, China.

* *The Company's English name is for identification purpose only*